Exhibit 107

Calculation of Filing Fee Tables

Schedule TO-T

(Rule 14d-100)

VECTIVBIO HOLDING AG

(Name of Subject Company (Issuer))

IRONWOOD PHARMACEUTICALS, INC.

(Name of Filing Person — Offeror)

Table 1-Transaction Valuation

	Transaction Valuation*	Fee rate	Amount of Filing Fee**
Fees to Be Paid	$1,224,168,572.00	0.00011020	$134,903.38
Fees Previously Paid	$0		$0
Total Transaction Valuation	$1,224,168,572.00
Total Fees Due for Filing			$134,903.38
Total Fees Previously Paid			$0
Total Fee Offsets			$0
Net Fee Due			$134,903.38

*	Estimated solely for purposes of calculating the amount of the filing fee. The transaction value was determined by adding (i) 62,806,088, the number of the issued and outstanding registered ordinary shares of VectivBio Holding AG (“VectivBio”), nominal value CHF 0.05 per share (the “Shares”), multiplied by $17.00 (the “Offer Price”), (ii) 8,343,004, the number of Shares issuable upon the exercise of outstanding options to acquire registered ordinary shares, multiplied by the Offer Price, (iii) 536,584 Shares issuable upon vesting and settlement of restricted share units, multiplied by the Offer Price, and (iv) 324,240 Shares issuable on an as if converted basis upon exercise of outstanding warrants to purchase registered ordinary shares. The foregoing share figures are estimates based on information provided by the company to the offerors and are as of May 17, 2023, the most recent practicable date.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2023 beginning on October 1, 2022, issued August 26, 2022, by multiplying the transaction value by 0.00011020.